Exhibit 99.2

Nova Measuring Instruments Ltd.
Weizmann Science Park, Building 22,2nd Floor
Einstein Street, Ness Ziona, Israel
Tel:972-8-9387505
Fax:972-8-9407776

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

        The undersigned, a shareholder of Nova Measuring Instruments Ltd. (the Company”), an Israeli Corporation, hereby appoints Micha Brunstein and Dror David, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, Building 22 (2nd floor) Weizmann Science Park, Einstein Street, Ness Ziona, on October 25, 2007 at 17:00 local time in Israel, or at any adjournment(s) or postponement(s) thereof, with respect to all of the Ordinary Shares of the Company which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR” all of the proposed resolutions to be presented to the Annual General Meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a FOR” vote.

        This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG
WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR
SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

See Reverse Side

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE   ▲

PLEASE SEE THE LOWER PORTION OF THIS SIDE OF THE CARD FOR THE DESCRIPTION AND INSTRUCTION FOR EACH ITEM.	Please Mark Here for Address Change or Comments SEE REVERSE SIDE	☐

Item No. 1	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Micha Brunstein	☐	☐	☐	Avi Kerbs	☐	☐	☐	Item No. 2	☐	☐	☐	Item No. 5	☐	☐	☐
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Giora Dishon	☐	☐	☐	Alon Dunamis	☐	☐	☐	Item No. 3	☐	☐	☐	Item No. 6	☐	☐	☐
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Moshe Finarov	☐	☐	☐	Nicolas Bright	☐	☐	☐	Item No. 4	☐	☐	☐	Item No. 7	☐	☐	☐

The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

In the discretion of the proxies on any other matters that may properly come before the Annual General Meeting of Shareholders or any adjournment(s) or postponement(s) thereof.
I/we plan to attend the Annual General Meeting of Shareholders ☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on September17, 2007, the record date fixed by the Board of Directors for such purpose.

Signature ______________________________________________ Signature (if held jointly) _____________________________________ Dated ______________ ,2007

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, all persons must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

▲ FOLD AND DETACH HERE   ▲

Item No.1	Re-election of each of Messrs. Micha Brunstein, Giora Dishon, Moshe Finarov, Avi Kerbs, Alon Dumanis and Nicolas Bright as a director of the Company to hold office until the close of the next annual meeting.

Item No.2	Approval and ratification of the re-appointment of Brightman Almagor & Co. as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

Item No.3	Approval and ratification of the Company's purchase of insurance policies of directors' and officers' liability.

Item No.4	Approval of a compensation arrangement for the Company's directors.

Item No.5	Approval of a consulting arrangement with Mr. Nicolas Bright, a director of the Company.

Item No.6	Approval of the adoption of the Company's 2007 Incentive Plan.

Item No.7	Approval of vesting acceleration and extension of the period in which Mr. Joseph Ciechanover, a former director of the Company, may exercise his options.